Item 77Q2 and Sub-Item 102P2 DWS
Strategic Municipal Income Trust (the
"Fund")

Based on a review of reports filed by the Fund's trustees and executive officers, the investment advisor, officers and directors of the investment advisor, affiliated persons of the investment advisor and beneficial holders of 10% or more of the Fund's outstanding shares, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal year ended November 30, 2010 were timely, except that John Caruso, the Fund's
AML Compliance Officer, filed a Form 3 late.
This filing related solely to such individual's designation as a Reporting Person and did not relate to any transactions in the Fund. In addition, Richard J. Herring, a trustee of the Fund, filed a Form 4 late.







E:\Electronic Working Files\NSAR\2010\11-30-10\DWS Strategic
Municipal Income Trust\03-Exhibits\SMIT 77Q2 Exhibit.docx